July 2, 2013

VIA U.S. MAIL AND FACSIMILE

Doug Hodgson, Esq.
The Principal Financial Group
711 High Street
Des Moines, Iowa 50392-0300

RE: Principal Life Insurance Company:
        Principal Life Insurance Company Separate Account B
        "Investment Plus (on or after August 1, 2013)"
        Initial Registration Statement filed on Form N-4, and
          Pre-effective Amendment No. 1 filed on Form N-4
        File Nos. 811-02091 and 333-188293

Dear Mr. Hodgson:

        The staff reviewed the above-referenced initial registration statement and pre-effective amendment no. 1, which the Commission received, respectively, on May 2 and 6, 2013. We have given the pre-effective amendment selective review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the marked courtesy copy of the prospectus provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

GENERAL MATTERS

1.   Please revise the prospectus such that the prospectus only discusses and offers the riders that will actually be available upon the effective date of the registration statement and delete all references to "older" versions of the rider "for applications signed before August 1, 2013."

2.   Please advise the staff whether there are any types of guarantees (*e.g.*, as to any of the insurance company's obligations under the contract) or will the company be solely responsible for any such obligations. Please also advise the staff whether there are any support agreements with third parties pertaining to the capitalization of the company.

3.   Please revise the Class identifier so that it is identical to the contract name appearing on the front cover page of the prospectus.

4. **Premium Payment Credit Rider**

a. The front cover page of the prospectus explains that the credit may be recaptured if the Contract is returned during the examination offer period or upon full annuitization of the Contract prior to the third Contract anniversary.

Please advise the staff how such recapture is consistent with Section 27(i) of the Investment Company Act of 1940. If recapture will be pursuant to an order of the Commission, then please also provide the citations for the applicable notice and order.

b. Based on the description of the Separate Account charge when the rider is elected at bottom of page 11 and the shaded box at the bottom of page 82, please revise the example at the top of page 83 to better explain how the charge results in the values provided under the "Sample Division Unit Value" column.

c. For the illustration on page 84, please note that when "non-standardized" performance is shown with the credit, "standardized" performance must also be shown, *i.e.*, the surrender charge is reflected in performance. Please revise the illustration accordingly.

d. Please highlight the third to last bullet point on page 82 and the second to last bullet point after the chart on page 83.

PROSPECTUS

5. **Front Cover Page**

a. On the front cover page and as a preamble to the Glossary, please briefly explain that certain terms are defined in the Glossary and the means by which a reader can identify such terms in the prospectus, *e.g.*, words that are capitalized or italicized.

b. In the shaded text regarding the Premium Payment Credit Rider, please state that a contract with the rider will cost more than a contract without the rider rather than "[a] Contract without this rider will cost less." For example, note the second sentence of the first paragraph of the preamble to the fee tables on page 10.

c. Please add that the prospectus describes all material features of the contract. Please note that this should include material differences due to state variations, *e.g.*, states in which certain riders are not available.

6.   Summary of Expense Information (page 10)

      a.   Contract owner transaction expense.

            Please reverse the order of all maximum and current charges so that the higher fee is shown first, *e.g.*, the surrender charges.

      b.   Periodic Expenses

            Please provide a clear caption preceding the actual Separate Account Annual expenses on page 11.

      c.   Optional Riders

            i.   Please include a brief description of the For Life withdrawal benefit base and Investment Back withdrawal benefit base in, respectively, footnotes 7 and 8 on page 14.

            ii.   Please briefly explain how election of the step-up may impact the current and maximum charges of the PIB 3 and PIB 10 riders ("GMWB Riders") in, respectively, footnotes 7 and 8 on page 14.

      d.   Example

            Please note that pursuant to General Instruction 21(h) and (i), the example may not necessarily have to provide values for when the contract is annuitized. Please revise accordingly.

7.   The Contract (page 21)

      a.   Allocating Premium Payments (page 22)

            As you have done in footnote 1 to the list of underlying mutual funds on page 2, please disclose that there are allocation restrictions when a GMWB Rider is elected.

      b.   Accumulated Value (page 24)

            i.   For clarity, in the first sentence of the last paragraph on page 24, please specify that the time for the close of normal trading on the NYSE is generally 4:00 p.m. Eastern Time.

            ii.   The last sentence of the last paragraph of this subsection on page 25 appears to be the one time the disclosure regarding the ability to increase your accumulated value to avoid termination is set forth in the prospectus. Therefore, in the first bullet point appearing under "Termination" in the Summary on page 20, please disclose the ability to increase accumulation value to avoid termination.

8.   **Charges and Deductions (page 26)**

      a.   **Surrender Charge (page 26)**

Please explain whether the charge is deducted from the amount surrendered or the remaining accumulated value. For example, please refer to the last sentence of the first paragraph under "Transaction Fee" on page 30.

      b.   **Principal Income Builder 10 (PIB 10) Rider (page 34)**

Please reconcile the description of the basis of the charge in the first two paragraphs which refer to the For Life withdrawal benefit base with the third paragraph and the fee table on page 12 which refer to the Investment Back withdrawal benefit base.

9.   **Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB) – page 39)**

a.   The paragraph following the chart at the top of page 40 is very confusing because it refers to riders no longer offered and described in a completely different prospectus. Please delete it.

b.   Please delete the first three paragraphs under "Calculating the Principal Income Builder 3 For Life Withdrawal Benefit Payment" and "Calculating the Principal Income Builder 10 For Life Withdrawal Benefit Payment" on, respectively, pages 47 and 66.

c.   Please delete the second through fourth paragraphs under "Principal Income Builder 3 – GMWB Bonus" and "Principal Income Builder 10 – GMWB Bonus" on, respectively, pages 53 and 71.

d.   In the second paragraph under "Required Minimum Distribution (RMD) Program for GMWB Riders" on page 52, please highlight, if true, that an owner must be enrolled in the Program in order for an RMD amount not to be deemed an excess withdrawal.

This comment also applies to the corresponding subsection of the PIB 10 section on page 70.

e.   Under "Principal Income Builder 3 – GMWB Step-Up" beginning on page 55, please provide more details as to how the Step-Up value is calculated. In the first sentence of the second paragraph, it appears to equal accumulated value if that value is greater than the withdrawal benefit base. However, on page 45, the formula for calculating the withdrawal benefit base is the greater of two prongs, one of which is also accumulated value.

This comment also applies to the corresponding subsections of the PIB 10 section on pages 71 (second sentence of second paragraph) and 64 (two prongs of benefit base formula).

f. The subsection "Remaining Withdrawal Benefit Base" is provided on page 65 for PIB 10. Please provide a corresponding subsection for the PIB 3.

10. **Annuity Benefit Payment Options (page 91)**

In the fifth paragraph, please also briefly describe the impact that frequency and duration of payments has on the level of the annuity payment.

11. **Death Benefit (page 93)**

a. **Standard Death Benefit Formula (page 94)**

Please clarify who is eligible or required to elect the standard death benefit.

b. **GMWB Death Benefit – Principal Income Builder 3 (page 95)**

The formula for calculating the PIB 3 Death Benefit on page 95 (greatest of 1, 2, or 3) appears identical to the formula for the standard death benefit on page 94 (greatest of a, b, or c).

Please revise either or both formulas to better distinguish their differences and revise Appendix G accordingly.

This comment also applies to the formula for the PIB 10 Death Benefit on page 99.

c. In the "If the Contract Accumulated Value is Zero" table beginning on page 101, please confirm the accuracy of the disclosure in the "Then …" column of the first and fourth rows. For example, compare these to the disclosure in the "Then …" column of the first and third rows of the corresponding table for the PIB 3 beginning on page 96.

12. **Appendix G**

a. In each of the examples appearing in Appendix G, please clarify how the

"Available For Life withdrawal benefit payment" is determined.

b.   At the end of examples 3, 4, and 5, please revise the disclosure to better explain how prong "2" of the calculation of the GMWB Death Benefit on respectively, January 15, January 15, and December 30 relate to the first "NOTE" following the GMWB Death Benefit formula on page 95 of the prospectus.

In addition, please expand either prong 2 of the formula and/or the first "NOTE" to better explain the proportional reduction that takes place with Excess Withdrawals.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

13.   Please disclose the name of the depositor on the front cover page of the SAI. Item 15(a)(ii).

14.   Please update the second paragraph under "Calculation of Performance Data" on page 4 in light of the fact that this is an initial filing of the registration statement.

Also, please confirm that any standardized performance data provided does not pre-date the creation of the applicable sub-account. If any do, please revise the performance information to reflect performance since the creation of the subaccount.

PART C

15.   For any exhibits incorporated by reference to another filing, please provide the applicable file numbers and clearly label all applicable accession numbers, *e.g.*, exhibits 8e4 and 8g2.

16.   In the initial registration statement, please note that all exhibits for exhibit 3 and exhibit 4 have been labeled "EX-3" and "EX-4," respectively. Please revise the labels such that the EDGAR exhibit labels match up with those provided in Part C.

17.   For Item 25, please provide the principal business addresses for the executive officers (other than directors).

18.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

19.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Insured Investments Office